Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna responds to OSC notice of hearing, believes shareholders should be permitted to decide the outcome of proposed transaction

AURORA, ON, June 16, 2010 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today responded to the Ontario Securities Commission's June 15, 2010 announcement that it will convene a hearing to determine whether it is in the public interest to prevent Magna's proposed transaction to eliminate the company's dual class share structure from proceeding. The hearing is scheduled for June 23, 2010.

The proposed transaction would be effected by way of a court-approved plan of arrangement, and be subject to the approval of a majority of Magna's minority Class A shareholders. The Magna shareholder vote is scheduled to take place at a special meeting on June 28, 2010.
"We strongly believe our existing disclosure is complete, that Magna's board undertook a proper process, and that our shareholders should not be denied the opportunity to decide the outcome of the proposed transaction, "said Vincent J. Galifi, Executive Vice President and Chief Financial Officer of Magna. "Nonetheless, we will work to address the OSC's concerns though we do not believe any additional information we might disclose will change shareholders' views of the value this transaction can unlock for holders of Magna's Class A shares."

Mr. Galifi added, "Based on all of our discussions to date, the vast majority of Magna's shareholders are having no difficulty in understanding the transaction. Moreover, the market reaction has been very positive, indicating that most shareholders view the transaction as one that enhances value for them. Shareholders who want to see this transaction proceed are encouraged to express their views to the OSC and vote their shares in advance of the hearing," said Mr. Galifi.

Magna has been advised that more than 24% of its shares outstanding have been voted thus far, with over 99% voting to approve the proposed transaction.

Since the announcement of the proposal on May 6, 2010 through the market close on June 15, 2010, Magna's shares have traded up 14.2% on the New York Stock Exchange (on which the greatest volume of trading has occurred), as compared to a loss of 4.3% for the S&P 500 Index over the same period, and a loss of 1.0% in respect of Magna's U.S. comparable companies (consisting of BorgWarner Inc., Johnson Controls Inc., American Axle & Manufacturing Holdings, Inc., Lear Corporation, TRW Automotive Holdings Corp., Dana Holding Corp. and ArvinMeritor, Inc.). On the Toronto Stock Exchange, Magna's shares are up 14.1% compared to a gain of 0.3% for the S&P/TSX Index over this period.

On June 13, 2010, RiskMetrics Group, an independent proxy advisor, recommended to its institutional clients that they vote in favour of the proposed transaction.

A copy of the OSC's Notice of Hearing is available at: http://www.osc.gov.on.ca. Magna's Management Information Circular/Proxy Statement dated May 31, 2010 has been mailed to shareholders and is available on Magna's website at
 www.magna.com/magna/en/investors/ and at www.sedar.com. Shareholders are encouraged to read the circular in its entirety and vote their shares.

About Magna
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.
We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

    FORWARD-LOOKING STATEMENTS
    --------------------------
This Press Release may contain statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the proposed Arrangement. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to the consummation of the Arrangement, including, shareholder approval, Court approval, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements; future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting Shares; and other factors set out in our management information circular/proxy statement dated May 31, 2010, our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100